Pruco Life Insurance Company

Insured     Rider for Policy No.

JOHN DOE XX XXX XXX

MODIFICATION OF INSURED'S WAIVER OF PREMIUM BENEFIT PROVISION

There is an impairment of the Insured’s eyesight if he or she becomes disabled as a result of the loss of eyesight, here is what will apply for that disability. We will not allow benefits under any benefit for waiving premiums in the event of disability in (1) this contract, or (2) any other contract on the Insured’s life to which you change or for which you exchange this contract or any of its benefits.

Rider attached to and made a part of this
contract on the Contract Date

                Pruco Life Insurance Company,

                By: /s/ Isabelle L. Kirchner
Secretary
PLI 77-82